UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-30293

EMBARCADERO TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

100 California Street, Suite 1200, San Francisco, California 94111

(Address of registrant’s principal executive offices, including zip code)

(415) 834-3131

(Registrant’s telephone number, including area code)

Common Stock, Par Value $0.001

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:         One

Pursuant to the requirements of the Securities Exchange Act of 1934, Embarcadero Technologies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 25, 2007	By:	/s/ Raj Sabhlok
Raj Sabhlok
Chief Executive Officer